



06004840

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 47802

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2005___ AND ENDING___December 31, 2005___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Comstock Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9430 Readcrest Drive

(No. and Street)

Beverly Hills   CA   90210
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeffrey L. Balash   (310) 278-6444

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants

(Name – if individual, state last, first, middle name)

9010 Corbin Avenue Suite 7   Northridge CA   91324
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAY 0 2 2006

THOMSON
FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 8 2006
BRANCH OF REGISTRATIONS AND
02   EXAMINATIONS

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Jeffrey L. Balash_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Comstock Partners, LLC_____ , as of _____December 31_____ , 20 _05___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

State of _Califorina_

County of _Los Angeles_

Subscribed and sworn (or affirmed) to before me this _27th_ day of _February_, _2006_

_____
Notary Public

_____
Signature

_____
Title

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss)
☒ (d) Statement of Changes in Cash Flows
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Comstock Partners, LLC

We have audited the accompanying statement of financial condition of Comstock Partners, LLC as of December 31, 2005, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Comstock Partners, LLC as of December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 24, 2006

We Focus & Care SM

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Comstock Partners, LLC
Statement of Financial Condition
December 31, 2005

Assets

Cash and cash equivalents	$ 2,305
Property and equipment, net	89,072
Investments, at estimated fair value	427,689
Total assets	**$ 519,066**

Liabilities and Members' equity

Liabilities

Accounts payable and accrued expenses	$ 12,740
Total liabilities	12,740
Members' equity	506,326
Total liabilities and members' equity	**$ 519,066**

The accompanying notes are an integral part of these financial statements.

Comstock Partners, LLC
Statement of Operations
For the year ended December 31, 2005

Revenue

Realized gains (losses)	$ 37,573
Interest and dividend income	605
Total revenue	38,173

Expenses

Communications	4,199
Occupancy	11,664
Interest	10,422
Professional fees	23,935
Consulting fees	1,078
Taxes, other than income taxes	520
Other operating expenses	218,544
Total expenses	270,363
Income (loss) before income tax provision	(232,185)
Total income tax provision	800
Net income (loss)	$ (232,985)

The accompanying notes are an integral part of these financial statements.

Comstock Partners, LLC
Statement of Changes in Members' equity
For the year ended December 31, 2005

	Members' Investment Balance	Unrealized gains (losses) on Investments, at Estimated Fair Value	Total	Comprehensive Income(Loss)
Balance, December 31, 2004	$ 878,953	$ 223,366	$ 1,102,319	
Net members' contributions and withdrawals	(85,637)	–	(85,637)	
Unrealized gains (losses) on investments, at estimated fair value	–	(277,371)	(277,371)	$ (277,371)
Net income (loss)	(232,985)	–	(232,985)	(232,985)
Balance, December 31, 2005	$ 560,331	$ (54,005)	$ 506,326	$ (510,356)

The accompanying notes are an integral part of these financial statements.


Comstock Partners, LLC
Statement of Cash Flows
For the year ended December 31, 2005


Cash flows from operating activities:

Net income (loss)		$ (232,985)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	$ 6,585	
(Decrease) increase in:		
Accounts payable and accrued expenses	4,764	
Total adjustments		11,349
Net cash and cash equivalents provided by (used in) operating activities		(221,636)

Cash flows from investing activities:

Liquidation of investments	300,903	
Net cash and cash equivalents provided by (used in) investing activities		300,903

Cash flows from financing activities:

Net members' contributions and distributions	(85,637)	
Net cash and cash equivalents provided by (used in) financing activities		(85,637)
Net increase (decrease) in cash and cash equivalents		(6,370)
Cash and cash equivalents at beginning of year		8,675
Cash and cash equivalents at end of year		$ 2,305

Supplemental disclosure of cash flow information:

Cash paid during the year for

Interest	$	10,422
Income taxes	$	1,300

Non-cash investing and financing transactions:

The Company's investments, at estimated fair value were marked to market for ($277,371).


The accompanying notes are an integral part of these financial statements.


Note 1:   GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Comstock Partners, LLC (the "Company"), was formed on April 6, 1995 in the State of California as a limited liability company, and subsequently converted to a Nevada LLC on May 15, 1998. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company is authorized to provided financial and business advisory services including investment advisory and private placement services to corporations, financial institutions and other businesses. The Company does not hold customer funds or safeguard customer securities.

The Company owns 50% of Comstock Capital Partners LLC ("Capital"). As of December 31, 2005, the Company's investment in Capital is valued at $17,500. See Note 3.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes Certificates of Deposit as cash equivalents.

Financial advisory fees are recognized as earned on a pro rata basis over the term of the contract.

Office equipment is stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Office equipment is depreciated over its estimated useful life of five (5) years by the straight-line method.

The Company, with the consent of its Members, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar treatment, although there exists a provision for a minimum Franchise Tax of $800 plus a tax based upon gross receipts.

Comstock Partners, LLC
Notes to Financial Statements
December 31, 2005

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company's investments in marketable equity and debt securities are classified as "available for sale." Available for sale securities are recorded at fair value in investments, at estimated fair value on the balance sheet, with the change in fair value during the period excluded from earnings and recorded net of tax as a component of other comprehensive income. Marketable securities are valued at market value. Securities not readily marketable are estimated by management, to approximate fair value, based in the financial information provided by independent fund managers. If pertinent information regarding not readily marketable securities are unavailable, management valued these securities at cost.

Accounting principles generally require that recognized revenue, expense, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Note 2: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded at cost and summarized by major classifications as follows:

Office equipment	$ 8,361
Furniture & fixtures	32,134
Office improvement	79,212
	119,707
Less accumulated depreciation	(30,635)
Net property and equipment	$ 89,072

For the year ended December 31, 2005, depreciation expense was $6,585.

Note 3: INVESTMENTS, AT ESTIMATED FAIR VALUE

The investments, at estimated fair value, represent investments in marketable securities, securities with limited markets and investments in partnerships. The Company considers these investments as "available for sale," as defined by FASB 115, *Accounting For Certain Investments in Debt and Equity Securities.*

Note 3: INVESTMENTS, AT ESTIMATED FAIR VALUE
(Continued)

The investment, at estimated fair value consisted of the following at December 31, 2005:

Securities and investments not readily marketable or with limited markets

Comstock Capital Partners	$ 17,500
Stone Ridge Partners	37,500
Telephony @ Work	200,000
Total securities and investments not readily marketable or with limited markets	255,000
Readily marketable securities	172,689
Total investments, at estimated fair value	$ 427,689

The investment in partnerships are recorded at their fair value. Securities with limited markets are recorded at their cost. These investments are considered non–allowable assets for net capital purposes. The Company included $304,659 in unrealized losses on these investments in comprehensive income at December 31, 2005.

Readily marketable securities consist of corporate stocks and publicly traded mutual funds at their fair market value. The Company included $27,288 in unrealized gains on these investments in comprehensive income at December 31, 2005.

Note 4: RENT EXPENSE

Current year rent expense consists of the following:

Office rent	$ 5,664
Total rent expense	$ 5,664

Note 5: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company is a Nevada LLC doing business in California. The Company is subject to a limited liability company gross receipts tax, and a minimum franchise tax of $800. At December 31, 2005 the Company recorded the minimum franchise tax of $800.

Note 6: RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standards Board (" FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), *"Share-Based Payment"* ("FAS 123R"), which requires the measurement and recognition of compensation expense for all stock-based compensation payments including grants of employee stock options. Stock options are a valuable and important tool used by many companies as a means to motivate employees and promote business growth. This statement eliminates the ability to account for such share-based compensation transactions using the intrinsic value method as prescribed by Accounting Principles Board, or APB, Opinion No. 25, *"Accounting for Stock Issued to Employees,"* and requires that such transactions be reflected in the financial statements based upon the estimated fair value of the awards. In addition, there are a number of other requirements under the new standard that will result in differing accounting treatment than currently required. These differences include, but are not limited to, the accounting treatment for the tax benefit on employee stock options and for stock issued under an employee stock purchase plan. FASB 123R becomes effective for all reports issued after June 15, 2005. Adoption of the new standard has not had a material effect upon the financial statements of the company.

Note 7: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2005, the Company had net capital of $21,449, which was $16,449 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($12,740) to net capital was 0.59 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Note 8: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $111,265 difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 31,442
Adjustments:		
Members' equity	$ (16,576)	
Non allowable assets	136,258	
Haircuts	(9,077)	
Undue concentration	660	
Total adjustments		111,265
Net capital per audited statements		$ 142,707

Comstock Partners, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2005

Computation of net capital

Members' equity	$ 506,326		
Total Members' equity		$ 506,326	
Less: Non allowable assets			
Furniture and equipment, net	(89,072)		
Non allowable investments, at estimated fair value	(255,000)		
Total non-allowable assets		(344,072)	
Net capital before haircuts		162,254	
Less: Adjustments to net capital			
Haircuts on securities and mutual funds	(15,529)		
Undue concentration	(4,018)		
Total adjustments to net capital		(19,547)	
Net capital		142,707	

Computation of net capital requirements

Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 849	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 147,707
Ratio of aggregate indebtedness to net capital	0.59: 1	

There was a $111,265 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2005. See Note 8.

Comstock Partners, LLC
Schedule II - Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2005

A computation of reserve requirement is not applicable to Comstock Partners, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

Comstock Partners, LLC
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2005

Information relating to possession or control requirements is not applicable to Comstock Partners, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

Comstock Partners, LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2005

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors
Comstock Partners, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Comstock Partners, LLC for the year ended December 31, 2005, we considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by Comstock Partners, LLC including tests of such practices and procedures that we considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

i
We Focus & Care SM

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we considered to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 24, 2006